

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

September 2, 2016

<u>Via E-Mail</u>
Farzana Mitchell
Executive Vice President, Chief Financial Officer and Treasurer
CBL & Associates Properties, Inc. and CBL & Associates Limited Partnership
2030 Hamilton Place Blvd., Suite 500
Chattanooga, TN 37421

> Re: **CBL & Associates Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-12494**
>
> **CBL & Associates Limited Partnership**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 333-182515-01**

Dear Ms. Mitchell:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities